UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 2Q19 results.

Media Release Zurich, July 31, 2019

2Q19 financial results

Continued improvement in operating performance with net income of  CHF 937 million, up 45% year on year, and increased RoTE at 10%

Highlights

■	Group Return on Tangible Equity (RoTE)[1] significantly higher year on year at 10%, versus 8% for 1Q19 and 7% for 2Q18
■	Returned CHF 1.3 billion of capital to shareholders, including CHF 570 million worth of shares repurchased year to date and payment of 2018 dividend of CHF 695 million
■	Group net income attributable to shareholders of CHF 937 million, up 45% year on year, and Group pre-tax income (PTI) of CHF 1.3 billion, up 24% year on year
■	CHF 9.5 billion of Wealth Management Net New Assets (NNA) added in 2Q19 after CHF 9.6 billion in 1Q19, and record Assets under Management (AuM) of CHF 797 billion
■	Increased Group AuM by CHF 113 billion in the first six months of 2019 to reach CHF 1.5 trillion, with NNA of CHF 59 billion for 1H19
■
Global Markets revenues up 8% year on year with Fixed Income sales and trading up 11% and Equity sales and trading up 3%; restructured GM platform achieved PTI of USD 359 million, up 141% year on year, with a return on regulatory capital of 11%

■	11th consecutive quarter of year on year positive operating leverage, with operating expenses of CHF 4.3 billion, down 5% year on year
■	Maintained strong capital position, with CET1 ratio of 12.5% and Tier 1 leverage ratio of 5.3%

Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:
“In the second quarter, we continued to deliver a strong operating performance through the disciplined execution of our strategy, with higher profits, both year on year and sequentially. We achieved an RoTE of 10% for the first time since we launched our restructuring in 4Q15. We have been explicit that we wanted to be a leading wealth manager with strong investment banking capabilities, and we have continued to make progress on both of these fronts.

“These results, delivered in a challenging environment, indicate that our bank has emerged from three years of restructuring with a strong franchise and an efficient platform, allowing us to support our clients and generate growing returns for our shareholders, with CHF 1.3 billion of capital returned to investors year to date. The results demonstrate the continued value of our regional, client-focused operating model, allowing us to fully leverage our leading wealth management and investment banking capabilities as we support our clients and help them protect and grow their wealth.”

Media Release Zurich, July 31, 2019

Outlook

Following the headwinds we saw in 1Q19, the latter half of 2Q19 provided a more supportive revenue environment as a result of growing expectations around a Sino-US trade agreement and dovish central bank statements improving investor sentiment and leading to higher activity levels among clients sequentially. We have seen a broad sequential improvement in our performance with net revenues and pre-tax income up 4% and 23%, respectively, from 1Q19 to 2Q19.

We have experienced healthy levels of client engagement to date in 3Q19; whether this translates into activity remains dependent on prevailing market conditions. We must also underline that we expect the usual seasonal slowdown in revenues as a result of the holiday season in many parts of the world.

We expect global GDP to show continued positive growth for the balance of the year, albeit at lower levels than previously expected, with market sentiment continuing to be impacted by geopolitical uncertainty and punctuated by periods of lower client activity.

Key metrics

In CHF millions	2Q19	1Q19	2Q18	Δ 1Q19	Δ 2Q18
Pre-tax income	1,302	1,062	1,052	23%	24%
Net income attributable to shareholders	937	749	647	25%	45%
Return on Tangible Equity	10%	8%	7%	2pp	3pp

Media Release Zurich, July 31, 2019

Detailed divisional summaries

Swiss Universal Bank (SUB) had a strong second quarter in 2019, generating a record second quarter pre-tax income of CHF 654 million, up 18% year on year and resulting in a return on regulatory capital of 20%. Net revenues were solid, up 4% year on year, reflecting the positive impact of real estate gains as part of our ongoing sale and lease back programme and higher transaction-based revenues. The negative interest rate environment has continued to impact our income but provides us with opportunities to monetise real assets, which can mitigate the loss of income linked to negative interest rates.

In this unsupportive environment, we have remained disciplined on costs, with operating expenses down 2% year on year. This reduction comes from continued efficiency gains realised through further investment in the digitalisation and automation of our client offering. We extended our integrated offering with fintech collaborations and increased the adoption rate of online and mobile banking, supported by the new version of our mobile banking app. As a result, we reached an industry leading2 cost/income ratio of 55% in the second quarter of 2019.

Private Clients generated pre-tax income of CHF 356 million in the second quarter of 2019, an increase of 33% year on year. Over the same period, net revenues of CHF 828 million increased 9%, while costs were down by 3%. Our NNA over the quarter were CHF 1.2 billion, reflecting contributions from across our Private Clients’ businesses, and confirming the strength of our franchise.

Corporate & Institutional Clients reported pre-tax income of CHF 298 million in the second quarter of 2019, up 5% year on year. AuM of CHF 411 billion increased by 4% from CHF 396 billion at the end of the first quarter 2019. NNA in the second quarter were CHF 8.9 billion, mainly driven by the positive momentum in our pension fund business.

We were named Switzerland’s Best Bank and Switzerland’s Best Investment Bank for the second consecutive year.3

International Wealth Management (IWM) delivered robust results in the second quarter with stronger asset gathering after the slowdown experienced in the first quarter of the year. Pre-tax income for the quarter increased 3% year on year to CHF 444 million, reflecting a 2% increase in net revenues and a 1% increase in operating expenses. NNA significantly improved to CHF 14.1 billion after a slow start in 1Q19. Pre-tax income for the first half of 2019 rose 5% year on year to CHF 967 million as a result of a 1% increase in revenues and a 1% reduction in operating expenses. Return on regulatory capital was 29% for the second quarter of 2019.

Private Banking’s pre-tax income was down 2% year on year at CHF 340 million. Net revenues were stable at CHF 989 million in a challenging environment, where higher transaction revenues, including a higher SIX dividend, were offset by lower net interest income and fewer large idiosyncratic transactions. Operating expenses were stable at CHF 642 million in the quarter and were down by 3% overall in 1H19 versus 1H18. After a period in which we reduced our total number of relationship managers every year and improved the quality of our advisory team, we have made targeted investments in our client coverage, hiring 70 high-quality relationship managers since the fourth quarter of 2018 to capture opportunities in our preferred growth markets. NNA were strong at CHF 5.5 billion for the quarter, an annualised growth rate of 6%, primarily driven by ultra-high-net-worth clients, with inflows across emerging markets and Europe.

Media Release Zurich, July 31, 2019

Asset Management’s pre-tax income in the second quarter increased 21% year on year to CHF 104 million, with an 8% increase in net revenues and a 3% increase in operating expenses. We saw continued year on year growth in management fees, which were up 5%, at a stable recurring fee margin of 31 basis points. NNA were strong at CHF 8.6 billion across traditional and alternative investments, bringing AuM to CHF 414 billion at quarter-end.

We were named Best Bank for Wealth Management in Latin America for the second consecutive year and in the Middle East for the third consecutive year.3

Asia Pacific (APAC) delivered pre-tax income of CHF 237 million in the second quarter of 2019, up 9% year on year, with growth in revenues and AuM in our Wealth Management & Connected (WM&C) activities. Net revenues in the quarter were largely flat year on year but increased 7% sequentially, driven by stronger performance in our WM&C activities. The return on regulatory capital improved to 17% for the second quarter.

WM&C reported pre-tax income of CHF 216 million in the second quarter of 2019, up 29% year on year. Revenues were up 9% and the return on regulatory capital remained stable at 22%, as client sentiment and activity levels continued to recover. Private Banking revenues were our second-highest on record as a result of higher transaction-based revenues and net interest income. Advisory, underwriting, and financing revenues for the quarter were up 16% year on year, reflecting an increase in financing activities and debt underwriting, and our completed deal activities were amongst the highest in the last two years. In the first half of the year, APAC IBCM was ranked number 14 in terms of share of wallet, a first for our franchise in the region. Additionally, this was the 11th consecutive quarter of revenues5 above CHF 200 million for APAC advisory, underwriting and the APAC financing group.

Our Markets activities were profitable with pre-tax income of USD 21 million in the second quarter of 2019, contributing to first half pre-tax income of USD 34 million. Net revenues were down 16% year on year on a quarterly and half-yearly basis, but up 2% sequentially as demanding market conditions continue to have an impact on client activity levels. Our focus on generating additional cost efficiencies drove operating expenses down 7% year on year. In the second quarter, we also established Asia Pacific Trading Solutions, modelled on our successful ITS construct, to provide opportunities to increase revenues while supplying solutions to meet the complex needs of our clients.

We were named Asia’s Best Bank for Wealth Management for the second time and received country-specific awards for Pakistan, Papua New Guinea and Vietnam.3

Investment Banking & Capital Markets (IBCM) net revenues were up 27% in US dollar terms in the second quarter compared to the first quarter of 2019, a positive result in the context of sequentially flat Street fees6. Our performance across equity and debt underwriting versus the Street6 is a testament to the strength of the division as we continue to deepen the collaboration between IBCM and our Wealth Management businesses.

The division’s net revenues for the quarter were down 30% year on year, driven by lower client activity as investor concerns lingered over global trade negotiations and slowing GDP growth. IBCM reported pre-tax income of USD 8 million for the second quarter, compared to pre-tax income of USD 110 million in the second quarter of 2018. Our continued focus on cost efficiency led to lower operating expenses, down 15% year on year, largely driven by lower variable compensation costs and the completion of our restructuring programme.

Media Release Zurich, July 31, 2019

Our total global advisory and underwriting revenues7 for the second quarter of 2019 were USD 924 million, down 20% year on year due to lower client activity, and up 20% compared to the first quarter of 2019.

Within IBCM, equity underwriting revenues for the second quarter outperformed the Street6 year on year, increasing by 5% year on year to USD 111 million. Furthermore, revenues were up 91% compared to the first quarter of 2019, largely driven by higher IPO issuance activity. We maintained our top-five ranking in IPOs globally8 during the first half of 2019.

Debt underwriting revenues for the second quarter outperformed the Street6 both year on year and sequentially. At USD 211 million, they were down 24% year on year, but up 13% compared to the first quarter of 2019. We also maintained our top-five ranking in global leveraged finance8.

Advisory revenues for the second quarter were down compared to the Street6 year on year. At USD 159 million, they were down 41% year on year, reflecting lower revenues from completed M&A transactions across Americas and EMEA. However, revenues were up 14% compared to the first quarter of 2019, outperforming the Street6.

We were named Western Europe’s Best Bank for Advisory.3

Global Markets (GM) delivered pre-tax income of USD 359 million in the second quarter, up 141% year on year, and a return on regulatory capital of 11%. Despite tougher market conditions, we saw positive operating leverage in the quarter, highlighting the strength of our diversified client franchise and our continued focus on disciplined resource management.

Net revenues for the quarter increased by 8% compared to the second quarter of 2018, primarily due to strong results in our market-leading credit franchise9 with no benefit from Tradeweb, where a gain was booked in 4Q18.

Fixed income sales and trading revenues of USD 901 million increased 11% year on year, with particular outperformance versus peers in securitised products10 and higher revenues in global credit products.

Equities sales and trading revenues of USD 510 million increased 3% year on year, also outperforming peers, as a result of higher prime services and cash trading results, partially offset by reduced derivatives results.

Additionally, performance in our ITS business was resilient.

Total operating expenses declined 7% year on year as a result of ongoing efficiency initiatives. Leverage exposure of USD 260 billion declined year on year, while risk-weighted assets of USD 60 billion remained broadly stable.

For the first half of 2019, the division achieved pre-tax income of USD 642 million, up 39% year on year, driven by a continued effective execution of our strategy.

Media Release Zurich, July 31, 2019

Impact Advisory and Finance

The second quarter marked an important milestone in the development of the impact investing market: the launch of the nine Impact Management Principles, in April, under the auspices of the International Finance Corporation (IFC), part of the World Bank. These principles are designed to bring greater transparency, comparability and rigour to the market. Credit Suisse has supported the initiative from the outset and was part of the small working group brought together to advise on the creation of these principles, underscoring our expertise in a market that the IFC believes could be worth over USD 25 trillion if brought further into the mainstream.

In June, we issued the inaugural Credit Suisse green Yankee Certificates of Deposit of USD 200 million. This was an important development for the sustainability finance sector, being the first green issuance to feature a coupon with a portion linked to SOFR - an alternative reference rate, as the industry transitions away from LIBOR.

Sustainability and Corporate Citizenship
In the second quarter, the International Monetary Fund backed the work done by the Institute of International Finance on its Principles for Debt Transparency. The principles were discussed and accepted at the G20 meeting in Tokyo in late June. Credit Suisse began to develop the framework that has evolved into these principles in 2017 in the belief that increased transparency is the key to better access to capital markets in the developing world. We are proud to have incubated this idea, and we remain at the forefront of banks and leading civil organisations that are seeking to implement the principles and to apply them to future transactions.

As a global financial institution, Credit Suisse is expanding the role it can play in its own operations and in supporting our clients in their transition to a low-carbon economy with investment products and advisory services. To this end, we recently joined the United Nations Environment Programme – Finance Initiative’s Task Force on Climate-related Disclosures Banking Pilot Phase II to further develop approaches and tools for climate risk management in the banking sector. In our internal operations, we have joined the Early Adopter programme for the Green Power Pass of one of the bank’s key providers of data center services, ensuring that 100% of the power used comes from renewable resources.

Media Release Zurich, July 31, 2019

Contact details

Adam Gishen, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Financial Report and Presentation Slides for the second quarter 2019 are available to download from 7:00 CEST today at: https://www.credit-suisse.com/results

Presentation of 2Q19 results – Wednesday, July 31, 2019

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Language	English	English
Access	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 89 33 Reference: Credit Suisse analyst call Conference ID: 9262128 Please dial in 10 minutes before the start of the call	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 89 33 Reference: Credit Suisse media call Conference ID: 7388713 Please dial in 10 minutes before the start of the call
Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 9262128	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 7388713

Media Release Zurich, July 31, 2019

Footnotes

1 RoTE figures are rounded up or down to the nearest whole number
2 Compared to other listed Swiss private banks on the SIX Swiss Exchange
3 Source: Euromoney Awards for Excellence, July 10, 2019
4 Source: Dealogic (APAC excluding Japan and excluding onshore China) for the period ending June 30, 2019
5 After deduction of funding costs, but pre revenue sharing agreements with APAC Markets and APAC PB within WM&C; information derived from management accounts and has not been reviewed by our independent registered public accounting firm
6 Source: Dealogic for the period ending June 30, 2019 (Americas and EMEA only)
7 Gross global revenues from advisory, debt and equity underwriting generated across all divisions
8 Source: Dealogic for the period ending June 30, 2019 (Global)
9 Ranked #1 for Asset Finance for 1H19; source: Thomson Reuters, ranked #3 for Leveraged Finance Capital Markets for 1H19, source: Dealogic
10 Source: Thomson Reuters for the period ending June 30, 2019

Abbreviations
APAC – Asia Pacific; AuM – assets under management; CHF – Swiss francs; CET1 – common equity tier 1;  EMEA – Europe, Middle East and Africa; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GDP – gross domestic product; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IFC – International Finance Corporation; IPO – initial public offering; ITS – International Trading Solutions; IWM – International Wealth Management; LIBOR – London Inter-bank Offered Rate; M&A – mergers and acquisitions; NNA – net new assets; o/w – of which; PTI – Pre-tax income; PB – Private Banking; PC – Private Clients; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk-weighted assets; SOFR – Secured Overnight Financing Rate; SUB – Swiss Universal Bank; USD – US dollar; WM&C – Wealth Management & Connected

Important information
This document contains select information from the full 2Q19 Financial Report and 2Q19 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q19 Financial Report and 2Q19 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q19 Financial Report and 2Q19 Results Presentation slides are not incorporated by reference into this document.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualised numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-2Q19, tangible equity excluded goodwill of CHF 4,731 million and other intangible assets of CHF 216 million from total shareholders’ equity of CHF 43,673 million as presented in our balance sheet. For end-1Q19, tangible equity excluded goodwill of CHF 4,807 million and other intangible assets of CHF 224 million from total shareholders’ equity of CHF 43,825 million as presented in our balance sheet. For end-2Q18, tangible equity excluded goodwill of CHF 4,797 million and other intangible assets of CHF 212 million from total shareholders’ equity of CHF 43,470 million as presented in our balance sheet.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and

Media Release Zurich, July 31, 2019

3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.
Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.
Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,581	5,387	5,595	4	0	10,968	11,231	(2)
Provision for credit losses	25	81	73	(69)	(66)	106	121	(12)
Compensation and benefits	2,545	2,518	2,547	1	0	5,063	5,085	0
General and administrative expenses	1,395	1,413	1,420	(1)	(2)	2,808	2,928	(4)
Commission expenses	314	313	328	0	(4)	627	672	(7)
Restructuring expenses	–	–	175	–	–	–	319	–
Total other operating expenses	1,709	1,726	1,923	(1)	(11)	3,435	3,919	(12)
Total operating expenses	4,254	4,244	4,470	0	(5)	8,498	9,004	(6)
Income before taxes	1,302	1,062	1,052	23	24	2,364	2,106	12
Net income attributable to shareholders	937	749	647	25	45	1,686	1,341	26
Statement of operations metrics (%)
Return on regulatory capital	11.6	9.5	9.1	–	–	10.6	9.1	–
Balance sheet statistics (CHF million)
Total assets	784,216	793,636	798,158	(1)	(2)	784,216	798,158	(2)
Risk-weighted assets	290,798	290,098	277,125	0	5	290,798	277,125	5
Leverage exposure	897,916	901,814	920,002	0	(2)	897,916	920,002	(2)
Assets under management and net new assets (CHF billion)
Assets under management	1,459.9	1,431.3	1,398.7	2.0	4.4	1,459.9	1,398.7	4.4
Net new assets	23.2	35.8	15.3	(35.2)	51.6	59.0	40.3	46.4
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.5	12.6	12.8	–	–	12.5	12.8	–
CET1 leverage ratio	4.1	4.1	3.9	–	–	4.1	3.9	–
Look-through tier 1 leverage ratio	5.3	5.2	5.2	–	–	5.3	5.2	–

Swiss Universal Bank
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Results (CHF million)
Net revenues	1,476	1,379	1,419	7	4	2,855	2,850	0
of which Private Clients	828	742	757	12	9	1,570	1,519	3
of which Corporate & Institutional Clients	648	637	662	2	(2)	1,285	1,331	(3)
Provision for credit losses	10	29	35	(66)	(71)	39	69	(43)
Total operating expenses	812	800	831	2	(2)	1,612	1,665	(3)
Income before taxes	654	550	553	19	18	1,204	1,116	8
of which Private Clients	356	273	268	30	33	629	533	18
of which Corporate & Institutional Clients	298	277	285	8	5	575	583	(1)
Metrics (%)
Return on regulatory capital	20.1	17.1	17.7	–	–	18.6	17.7	–
Cost/income ratio	55.0	58.0	58.6	–	–	56.5	58.4	–
Private Clients
Assets under management (CHF billion)	214.7	210.7	207.9	1.9	3.3	214.7	207.9	3.3
Net new assets (CHF billion)	1.2	3.3	0.5	–	–	4.5	3.2	–
Gross margin (annualized) (bp)	156	143	145	–	–	150	146	–
Net margin (annualized) (bp)	67	53	51	–	–	60	51	–
Corporate & Institutional Clients
Assets under management (CHF billion)	410.7	395.9	355.8	3.7	15.4	410.7	355.8	15.4
Net new assets (CHF billion)	8.9	27.6	0.9	–	–	36.5	4.7	–
International Wealth Management
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Results (CHF million)
Net revenues	1,369	1,417	1,344	(3)	2	2,786	2,747	1
of which Private Banking	989	1,019	992	(3)	0	2,008	2,035	(1)
of which Asset Management	380	398	352	(5)	8	778	712	9
Provision for credit losses	9	10	5	(10)	80	19	4	375
Total operating expenses	916	884	906	4	1	1,800	1,826	(1)
Income before taxes	444	523	433	(15)	3	967	917	5
of which Private Banking	340	402	347	(15)	(2)	742	748	(1)
of which Asset Management	104	121	86	(14)	21	225	169	33
Metrics (%)
Return on regulatory capital	28.9	35.4	31.8	–	–	32.2	33.6	–
Cost/income ratio	66.9	62.4	67.4	–	–	64.6	66.5	–
Private Banking
Assets under management (CHF billion)	363.1	356.4	370.7	1.9	(2.1)	363.1	370.7	(2.1)
Net new assets (CHF billion)	5.5	1.3	5.2	–	–	6.8	10.7	–
Gross margin (annualized) (bp)	109	113	107	–	–	111	110	–
Net margin (annualized) (bp)	37	45	37	–	–	41	41	–
Asset Management
Assets under management (CHF billion)	414.0	404.5	401.4	2.3	3.1	414.0	401.4	3.1
Net new assets (CHF billion)	8.6	(0.5)	8.0	–	–	8.1	17.0	–

Asia Pacific
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Results (CHF million)
Net revenues	913	854	914	7	0	1,767	1,905	(7)
of which Wealth Management & Connected	614	565	564	9	9	1,179	1,227	(4)
of which Markets	299	289	350	3	(15)	588	678	(13)
Provision for credit losses	(1)	17	7	–	–	16	17	(6)
Total operating expenses	677	654	690	4	(2)	1,331	1,437	(7)
Income before taxes	237	183	217	30	9	420	451	(7)
of which Wealth Management & Connected	216	170	168	27	29	386	373	3
of which Markets	21	13	49	62	(57)	34	78	(56)
Metrics (%)
Return on regulatory capital	17.0	13.5	14.8	–	–	15.3	15.9	–
Cost/income ratio	74.2	76.6	75.5	–	–	75.3	75.4	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	218.7	219.0	205.6	(0.1)	6.4	218.7	205.6	6.4
Net new assets (CHF billion)	2.8	5.0	3.4	–	–	7.8	9.6	–
Gross margin (annualized) (bp)	79	75	80	–	–	77	86	–
Net margin (annualized) (bp)	30	25	29	–	–	27	32	–

Global Markets
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Results (CHF million)
Net revenues	1,553	1,472	1,426	6	9	3,025	2,972	2
Provision for credit losses	2	11	12	(82)	(83)	13	16	(19)
Total operating expenses	1,194	1,179	1,266	1	(6)	2,373	2,513	(6)
Income before taxes	357	282	148	27	141	639	443	44
Metrics (%)
Return on regulatory capital	11.0	8.9	4.2	–	–	10.0	6.5	–
Cost/income ratio	76.9	80.1	88.8	–	–	78.4	84.6	–
Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Results (CHF million)
Net revenues	454	356	644	28	(30)	810	1,172	(31)
Provision for credit losses	1	8	15	(88)	(93)	9	16	(44)
Total operating expenses	447	441	519	1	(14)	888	987	(10)
Income/(loss) before taxes	6	(93)	110	–	(95)	(87)	169	–
Metrics (%)
Return on regulatory capital	0.8	(10.6)	13.9	–	–	(4.7)	11.1	–
Cost/income ratio	98.5	123.9	80.6	–	–	109.6	84.2	–
Global advisory and underwriting revenues
	in			% change		in		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	924	769	1,156	20	(20)	1,693	2,262	(25)
of which advisory and other fees	208	171	313	22	(34)	379	564	(33)
of which debt underwriting	463	460	568	1	(18)	923	1,184	(22)
of which equity underwriting	253	138	275	83	(8)	391	514	(24)

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerJuly 31, 2019  Credit SuisseSecond Quarter 2019 Results

 Disclaimer  2  July 31, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our 2Q19 Financial Report published on July 31, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix as well as in the 2Q19 Financial Report, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Earnings Review  3  July 31, 2019

Key messages

Net income attributable to shareholders of CHF 937 mn in 2Q19, up 45% YoY
11th consecutive quarter of YoY positive operating leverage

1 Continued profitable growth in Wealth Management

- Increased Group AuM by more than CHF 100 bn to CHF 1.5 tn in 1H19
- Continued strong Wealth Management[1] net asset inflows of CHF 19.1 bn in 1H19 with record AuM of CHF 797 bn
- Increased Wealth Management-related[2] revenues to CHF 6.8 bn in 1H19, up CHF 0.9 bn vs. 1H16, and CHF 2.6 bn of PTI
- Well positioned to capture further attractive growth opportunities

2 Global Markets performing strongly post-restructuring

- Increased revenues and gained market share YoY in Equity and Fixed Income Sales & Trading
- Achieved pre-tax income of USD 359 mn and improved return on regulatory capital[†] to 11% in 2Q19

3 Driving Group returns higher

- Improved return on tangible equity[‡] to 10% in 2Q19
- Returning capital to our shareholders – bought back CHF 570 mn of shares YTD[3] and paid out CHF 695 mn of dividend
- Maintained strong capital position, with CET1 ratio of 12.5% and Tier 1 leverage ratio of 5.3%

†, ‡ RoRC and RoTE are non-GAAP financial measures, see Appendix; RoTE figures are rounded up and down to the nearest whole number
1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Relating to SUB, IWM and APAC WM&C 3 As of July 30, 2019

CREDIT SUISSE July 31, 2019 4

   We delivered the highest quarterly pre-tax income since the restructuring with Group PTI of CHF 1.3 bn in 2Q19  5  July 31, 2019  Group pre-tax incomein CHF mn    3Q  ‘16  ‘17  ‘18      1Q  ‘16  ‘17  ‘18  ‘19    -484    4Q  ‘16  ‘17  ‘18  -2,203  2Q  ‘16  ‘17  ‘18  ‘19  +24%  +1%

We continued to operate in an unsupportive environment with muted client activity

Equity markets are at record levels…
1H19 performance[1]

S&P 500	+17%	*all-time high*
EuroStoxx 600	+14%	*near record levels*
SMI	+17%	*all-time high*
MSCI APAC ex Japan	+11%	*near record levels*

…and credit spreads still elevated despite having tightened…
US High Yield Index spread-to-worst in bps[2]



600
500
400
300
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
2Q19
500
450
400

…however, client activity remains muted
2Q19 YoY performance

-26%	-41%	flat	-22%	-16%
M&A street fees[3] in USD terms	**LevFin street fees**[3,4] in USD terms	**US Equities street trading volumes**[1] average daily turnover, in USD terms	**EMEA Equities street trading volumes**[5] average daily turnover, in USD terms	**APAC Equities street trading volumes**[1,6] average daily turnover, in USD terms

1 Source: Bloomberg as of June 30, 2019 2 Source: Credit Suisse PLUS as of June 30, 2019 3 Source: Dealogic as of June 30, 2019. Includes Americas and EMEA 4 Includes High Yield bonds and Leveraged Loans 5 Source: Credit Suisse estimates based on European exchanges data 6 Relating to APAC excluding China onshore cash market turnover

CREDIT SUISSE July 31, 2019 6

   7  July 31, 2019  During 2Q19, we have continued to demonstrate our ability to flex our operating cost base  Group operating expensesin CHF mn        -15%  -5%

   Our Wealth Management revenues have remained resilient, reflecting the strength of our diversified business model  8  July 31, 2019  SUB, IWM and APAC PB1net revenues2in CHF mn  Net interest income and recurring commissions & fees  Transaction- & performance-based  6,464  +6%  -3%  6,476  +0.2%  1 APAC PB within WM&C 2 Totals include other revenues of CHF 25 mn in 1H18 and CHF 81 mn in 1H19  IBCM  Wealth Mgmt.  Global Markets

   9  July 31, 2019  We continued to attract NNA with CHF 9.5 bn in 2Q19, achieving a 5% growth rate – the 11th time in last 14 quarters  Wealth Management1 NNAin CHF bn  2  NNA growth rateannualized  5%  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C  19.1  1Q  2Q  1Q  2Q  5%  IBCM  Wealth Mgmt.  Global Markets

   Overall, we have added more than CHF 100 bn of AuM in 1H19, with CHF 1.5 trillion now managed across the Group  10  July 31, 2019  Group AuMin CHF bn          Record Group AuM    Record half-year NNA  IBCM  Wealth Mgmt.  Global Markets

   11  July 31, 2019  Since 2016, our first-half Wealth Management revenues have increased by CHF 0.9 bn, representing a 5% CAGR…  Wealth Management-related1net revenuesin CHF mn  1 Relating to SUB, IWM and APAC WM&C  CAGR1H16-1H19      +11%  +2%  +6%  +5%  Wealth Mgmt.-related1  APAC WM&C  IWM  SUB      IBCM  Wealth Mgmt.  Global Markets  +CHF 946 mn

Wealth Mgmt. | IBCM | Global Markets

…with a focus on growing profitably in Wealth Management – 1H19 highest half-year PTI since 2013, growing at 15% CAGR

Wealth Management-related[1] pre-tax income
in CHF mn


+CHF 895 mn
2,557
1,662
1H16
1H19

	CAGR 1H16-1H19
Wealth Mgmt.-related[1]	**+15%**
APAC WM&C	+18%
IWM	+21%
SUB	+11%

1 Relating to SUB, IWM and APAC WM&C

CREDIT SUISSE July 31, 2019 12

   Strong Investment Banking capabilities are key to our strategy as leading Wealth Manager  13  July 31, 2019  IBCM  Wealth Mgmt.  Global Markets  As per 2018 Investor Day

   Our integrated model enables us to participate in our clients’ growth journeys  14  July 31, 2019  Illustrative client example – APAC UHNW Entrepreneur    Client revenue growth  1H19 YoY: +250%  2018 YoY: +40%    Client NNA    2018: CHF ~300 mn  IBCM  Wealth Mgmt.  Global Markets

Wealth Mgmt. IBCM Global Markets

Overall, we have generated strong results across our Wealth Management franchises in 1H19

Selected key performance metrics

SUB

- 2Q19 **net revenues CHF 1.5 bn**, +4% YoY
- **Strong PB NNA of CHF 1.2 bn** in 2Q19, with total **net inflows of CHF 4.5 bn in 1H19**, a **5% annualized growth rate**
- **Record 2Q PTI** of CHF 654 mn
- **20% RoRC**†, highest 2Q level since 2014
- **Industry-leading cost/income ratio** of 55% in 2Q19[1]
- Demonstrating the **resilience of our universal bank model**

IWM

- 2Q19 **net revenues CHF 1.4 bn**, +2% YoY
- **Record level PB NNA of CHF 5.5 bn** in 2Q19 with inflows across EM and Europe, totaling **CHF 6.8 bn of NNA in 1H19**, a **4% annualized growth rate**
- **Strong Asset Management NNA** with net inflows of CHF 8.6 bn in 2Q19 across traditional and alternative investments
- **Invested in PB client coverage**, adding 70 seasoned RMs in 1H19, with ca. 2/3 **focused on EM**, thereof 30 in 2Q19
- **1H19 PTI** of CHF 967 mn, **up 5% YoY**
- Divisional **RoRC**† **of 29%** for 2Q19

APAC WM&C

- **PB with 2nd highest revenue quarter ever**
- 2Q19 **net inflows of CHF 2.8 bn**, with **1H19 NNA CHF 7.8 bn, 8% growth rate**
- **Added 20 RMs in APAC PB** in 1H19
- **APAC IBCM ranked #1** in 1H19[2]
- **First-time #1 ranked in Greater China IBCM** in 1H19[2]
- APAC IBCM achieved **11th consecutive quarter with CHF 200 mn+ revenues**[3]
- **2Q19 PTI** of CHF 216 mn, **+29% YoY**
- Achieved **RoRC**† **of 22%** in 2Q19

† RoRC is a non-GAAP financial measure, see Appendix
1 Compared to other listed Swiss private banks on the SIX Swiss Exchange 2 Source: Dealogic for the period ending June 30, 2019 (APAC excluding Japan and excluding China onshore among International banks)
3 Relating to APAC advisory, underwriting and the APAC Financing Group. After deduction of funding costs, but pre revenue sharing agreements with APAC Markets and APAC PB within WM&C. This information has been derived from management accounts and has not been reviewed by our independent registered public accounting firm

CREDIT SUISSE July 31, 2019 15

Wealth Mgmt. | IBCM | Global Markets

There are significant further growth opportunities in a number of sizeable economies where we are already active

	Country	GDP[1] in USD bn	Wealth growth[2]	Credit Suisse PB AuM[3]
IWM	Mexico	1,223	6-7%	CHF ~60 bn
	Brazil	1,868	7-8%	
APAC	Australia	1,418	6%	CHF ~40 bn
	Korea	1,619	7%	
	India	2,717	11-12%	
	Japan	4,972	3%	

GDP total USD ~14 tn

Switzerland

GDP[1]
USD 704 bn

Wealth growth[1,2]
5%

Credit Suisse PB AuM[4]
CHF 215 bn

1 Source: IMF World Economic Outlook. 2018 GDP in current prices 2 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets. Average CAGR of 2015-2021E 3 As of 2Q19. This information has been derived from management accounts and has not been reviewed by our independent registered public accounting firm 4 As of 2Q19. Relating to SUB PC

CREDIT SUISSE July 31, 2019 16

   IBCM improved its performance sequentially…  17  July 31, 2019  IBCM net revenuesin USD mn  +27%  IBCM  Wealth Mgmt.  Global Markets

Wealth Mgmt. IBCM Global Markets

…weaker performance in Advisory, offset by outperformance in Equity Underwriting and Leveraged Finance

IBCM 2Q19 YoY revenue performance
in USD terms


Credit Suisse
Street[1]
Total Advisory and Underwriting[2]
-26%
-23%
Advisory
-41%
-26%
Equity Underwriting
+5%
0%
Debt Underwriting
-24%
-29%

- IBCM revenue decline slightly higher than the Street
- A number of transactions did not materialize in the quarter
- Highest quarterly IPO fee pool since 2014[1]
- Achieved top 5 rank in IPOs in 1H19[1]
- Involved in 7 of the 10 largest US IPOs and in 4 of the 6 largest EMEA IPOs
- Top 3 rank in Leveraged Finance[1]
- Strong performance in Americas DCM, involved in the 3 largest transactions

1 Source: Dealogic for the period ending June 30, 2019 (Americas and EMEA only) 2 Total does not include Other revenues of USD 0 mn in 2Q18 and USD -26 mn in 2Q19

Credit Suisse July 31, 2019 18

   Global Markets – revenue pools across the sales and trading industry continue to remain challenged  19  July 31, 2019  As per 2018 Investor Day  IBCM  Wealth Mgmt.  Global Markets

Wealth Mgmt. | IBCM | Global Markets

In 2018, we completed our deep Global Markets restructuring and right-sized the division

Global Markets key metrics

Risk-weighted assets
in USD bn


-46%
110
60
3Q15[1]
2018

Value-at-Risk
trading book average one-day, 98% risk mgmt. VaR in CHF mn


-52%
46
22
3Q15
2018

Leverage exposure
in USD bn


-43%
439
249
3Q15[1]
2018

Adjusted operating expenses
in USD bn


-1.3 bn
6.0
4.7
2015
2018

Grow revenues and increase returns in Global Markets

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively

CREDIT SUISSE July 31, 2019 20

 21  July 31, 2019  At our 2018 Investor Day, we identified a number of revenue initiatives to drive Global Markets returns higher…  As per 2018 Investor Day  IBCM  Wealth Mgmt.  Global Markets

Wealth Mgmt. | IBCM | Global Markets

…and we have performed strongly so far, gaining market share in both Equity and Fixed Income Sales & Trading

Global Markets Equity Sales & Trading

net revenues in USD terms, 2Q19 YoY

Credit Suisse	Peers[2]
+3%[1]	-10%

- High Touch Americas revenues highest level in 2 years
- Held #5 rank in US cash, gaining share[3]
- Re-engaged in AES with key clients
- Gained new client balances from leading hedge funds
- #2 Prime in Europe[4]
- #4 Prime in the US - highest-ranked non-US bank[5]

Global Markets Fixed Income Sales & Trading

net revenues in USD terms, 2Q19 YoY

Credit Suisse	Peers[2]
+11%[1]	-7%

- Best Investment Grade trading quarter in over 3 years
- Top 3 leveraged finance capital markets franchise[6]
- Highest agency mortgage trading revenues since 1Q17
- #1 ranked Asset Finance[7]
- #1 rank in credit structured products for 1H19[8] and strong performance overall in Fixed Income Investor Products

1 Relating to Global Markets only. Global Equity Sales and Trading net revenues (across GM and APAC Markets) declined 1% in 2Q19 YoY; Global Fixed Income Sales and Trading net revenues (across GM and APAC Markets) increased 6% YoY 2 Source: Company public disclosures. Includes Bank of America, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Relating to Global Sales & Trading revenues in USD terms, adjusted for certain significant non-recurring items 3 Source: Third Party competitive analysis as of 1Q19 4 Source: EuroHedge as of June 2019. Based on total AuM 5 Source: Absolute Returns as of June 2019. Based on AuM 6 Source: Dealogic as of June 30, 2019 7 Source: Thomson Reuters for 2019 YTD as of June 30, 2019 8 Source: Bloomberg for 2019 YTD as of June 30, 2019

Credit Suisse July 31, 2019 22

   We have grown revenues, delivered positive operating leverage and increased profitability…  23  July 31, 2019  Global Markets net revenuesin USD mn  Global Markets operating expensesin USD mn  -7%  +8%        Global Markets pre-tax incomein USD mn  +141%      IBCM  Wealth Mgmt.  Global Markets

   24  July 31, 2019  …generating a return on regulatory capital of 11% in 2Q19  † RoRC is a non-GAAP financial measure, see Appendix1 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD 2 Return on leverage exposure is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 3.5% of average leverage exposure based on USD   Global Markets return on RWA1  17%  7%  +7 pp.  Global Markets return on regulatory capital†  Global Markets return on leverage exposure2  11%  4%  IBCM  Wealth Mgmt.  Global Markets

 25  July 31, 2019  Our strategy, leveraging our integrated approach, is being validated and recognized across the industry  Selected accolades1  1 Euromoney as of July 10, 2019  The World’s Best Bank for Wealth Management  Asia’s Best Bankfor Wealth Management  Middle East’s Best Bankfor Wealth Management  Latin America’s Best Bankfor Wealth Management  Western Europe’s Best Bank for Advisory  Switzerland’s Best Bank  Switzerland’sBest Investment Bank  IBCM  Wealth Mgmt.  Global Markets

   Summary  26  July 31, 2019  Continued profitable growth in Wealth ManagementGlobal Markets performing strongly post-restructuringDriving Group returns higher

 Detailed Financials  27  July 31, 2019

 Results Overview  ‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up and down to the nearest whole number 1 Includes SUB, IWM and APAC WM&C 2 Includes Global Markets and APAC Markets  28  July 31, 2019  Credit Suisse Group in CHF mn unless otherwise specified  2Q19  1Q19  2Q18  Δ 2Q18  1H19  1H18  Δ 1H18  Net revenues  5,581  5,387  5,595  -  10,968  11,231  -2%  o/w Wealth Management-related1  3,459  3,361  3,327  4%  6,820  6,824  -  o/w IBCM in USD mn  455  357  650  -30%  812  1,209  -33%  o/w Markets activities2 in USD mn  1,851  1,769  1,795  3%  3,620  3,785  -4%  Provision for credit losses  25  81  73    106  121    Total operating expenses  4,254  4,244  4,470  -5%  8,498  9,004  -6%  Pre-tax income  1,302  1,062  1,052  24%  2,364  2,106  12%  Income tax expense  365  313  398    678  760    Effective tax rate  28%  29%  38%    29%  36%    Net income attributable to shareholders  937  749  647  45%  1,686  1,341  26%  Return on tangible equity‡  10%  8%  7%    9%  7%    Diluted earnings per share in CHF  0.36  0.29  0.25  44%  0.65  0.51  27%

 CET1 ratio at 12.5% and Tier 1 leverage ratio at 5.3%  29  July 31, 2019  1 Includes SUB, IWM and APAC  Risk-weighted assets in CHF bn  290  -3  2  3  291  Leverage exposure in CHF bn  902  -12  898  12.6%  12.5%  CET1 ratio  4.1%  4.1%  CET1 leverage ratio  5.2%  5.3%  Tier 1 leverage ratio      Key messagesCET1 ratio of 12.5%; CET1 leverage ratio of 4.1% and Tier 1 leverage ratio of 5.3%, up from 5.2% in 1Q19As of July 30, we repurchased CHF 570 mn of shares at an average price of CHF 12.58Risk-weighted assetsRWA increased by CHF 2 bn from net business growth across divisionsRegulatory driven RWA increases of CHF 3 bn offset by FXLeverage exposureTier 1 leverage ratio increased to 5.3% despite a business-driven increase in leverage exposure of CHF 8 bn as a result of growth in Wealth Management-focused divisions1      8      SUB, IWM, APAC +8IBCM +1GM -1Corp. Ctr. -1

 30  July 31, 2019  Disciplined resource management with additional benefits from end of our restructuring  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2018 FX rates; see Appendix  Adjusted operating cost base at constant FX rates* in CHF bn          9.9  9.4  9.0  8.5  Adjusted operatingcost base  Adjustmentsincl. FX*  Reported  -9%  -6%

Swiss Universal Bank

Continued strong RoRC†; PC NNA of CHF 4.5 bn in 1H19

Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net revenues	1,476	1,379	1,419	4%
Provision for credit losses	10	29	35	
Total operating expenses	812	800	831	-2%
Pre-tax income	**654**	**550**	**553**	18%
Cost/income ratio	**55%**	**58%**	**59%**	
Return on regulatory capital†	**20%**	**17%**	**18%**	

Key metrics

in CHF bn		2Q19	1Q19	2Q18	Δ 2Q18
PC	Net margin in bps	67	53	51	16
PC	Net new assets	1.2	3.3	0.5	
PC	Mandate penetration	33%	33%	32%	
	Net loans	171	170	167	2%
	Risk-weighted assets	77	77	73	6%
	Leverage exposure	261	259	252	4%

Key messages

- PTI of CHF 654 mn including real estate gains of CHF 87 mn mitigating the adverse impact of negative interest rates; RoRC† at 20%
- Net revenues up 4% supported by better transaction-based revenues including a higher SIX dividend; lower recurring revenues and NII
- Maintained strong cost discipline with slightly lower operating expenses and further investment in digitalization
- Named 'Switzerland's Best Bank 2019' by Euromoney for the second year in a row

Private Clients

- Net revenues impacted by continued pressure on NII due to CHF yield curve movements and lower recurring revenues with an adverse investment mix
- Strong 1H19 NNA of CHF 4.5 bn with significant contribution from our UHNW franchise; 1H19 annualized growth rate of 5%

Corporate & Institutional Clients

- Increase in PTI by 5% with slightly higher transaction-based revenues and zero provision for credit losses
- Strong NNA in 1H19 of CHF 36.5 bn with favorable momentum in the pension fund business
- Named 'Switzerland's Best Investment Bank' by Euromoney for the second year in a row

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE July 31, 2019 31

International Wealth Management

Strong profitability and RoRC† at 29%; record level PB NNA

Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net revenues	1,369	1,417	1,344	2%
Provision for credit losses	9	10	5	
Total operating expenses	916	884	906	1%
Pre-tax income	**444**	**523**	**433**	3%
Cost/income ratio	**67%**	**62%**	**67%**	
Return on regulatory capital†	**29%**	**35%**	**32%**	

Key metrics

	in CHF bn	2Q19	1Q19	2Q18	Δ 2Q18
PB	Net margin in bps	37	45	37	-
PB	Net new assets	5.5	1.3	5.2	
PB	Number of RM	1,180	1,150	1,120	5%
PB	Net loans	54	53	52	4%
	Net new assets AM	8.6	-0.5	8.0	
	Risk-weighted assets	44	43	39	12%
	Leverage exposure	101	101	99	2%

Key messages

- 1H19 PTI of CHF 967 mn, up 5%
- PB NNA at record level of CHF 5.5 bn in 2Q19; IWM total NNA of CHF 14.1 bn

Private Banking

- PTI of CHF 340 mn down 2% at stable net margin of 37 bps
- Stable net revenues reflect robust client activity and a higher SIX dividend offset by lower net interest income and a more risk-averse client product mix
- Significant investments in growth regions, RM headcount up by 70 or 6% since 4Q18
- NNA of CHF 5.5 bn at annualized growth rate of 6%, primarily from UHNW clients, and with solid inflows across emerging markets and Europe

Asset Management

- PTI of CHF 104 mn, up 21%
- 8% higher net revenues and 3% higher operating expenses
- Continued year on year growth in management fees, up 5%, at a stable recurring fee margin of 31 bps
- Strong NNA of CHF 8.6 bn across traditional and alternative investments

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE July 31, 2019 32

Asia Pacific

Increased profitability and positive momentum in WM&C with resilient asset inflows

Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net revenues	913	854	914	-
Provision for credit losses	-1	17	7	
Total operating expenses	677	654	690	-2%
Pre-tax income	**237**	**183**	**217**	9%
Cost/income ratio	**74%**	**77%**	**75%**	
Return on regulatory capital†	**17%**	**13%**	**15%**	

Key metrics

in CHF bn		2Q19	1Q19	2Q18	Δ 2Q18
PB[1]	Net margin in bps	30	25	29	1
PB[1]	Net new assets	2.8	5.0	3.4	
PB[1]	Number of RM	600	600	610	-2%
PB[1]	Assets under management	219	219	206	6%
	Net loans	45	45	44	2%
	Risk-weighted assets	37	38	34	10%
	Leverage exposure	112	111	118	-5%

Key messages

- APAC pre-tax income of CHF 237 mn, up 9%
- Further strong progress in WM&C driven by Private Banking and Financing activities
- Mitigated the impact of lower client activity in both Equities and Fixed Income

Wealth Management & Connected (WM&C)

- PB transaction-based revenues up 15% reflecting improved client activity; higher NII offsetting lower recurring commissions and fees
- Higher Advisory, Underwriting and Financing revenues reflecting higher financing volumes; APAC IBCM ranked #1 in 1H19[3]
- Continued positive NNA generation of CHF 2.8 bn in the quarter taking 1H19 NNA to CHF 7.8 bn

Markets[2]

- Equity sales and trading revenues down 9%, adversely affected by continued weakness in trading volumes across Asian markets which declined 16%[4]
- Fixed Income sales and trading revenues reduced by 29%, reflecting lower levels of transactions and less favorable market conditions in emerging markets rates partly offset by stronger performance in Credit
- Continued disciplined resource management with expenses down; RWA down 13% and leverage exposure down 14%

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 APAC PB within WM&C 2 All references under key messages for Markets are based on USD 3 Source: Dealogic for the period ending June 30, 2019 (APAC excluding Japan and China onshore among International banks) 4 Source: Bloomberg as of June 30, 2019 (APAC excluding China onshore cash market turnover)

CREDIT SUISSE July 31, 2019 33

Investment Banking & Capital Markets

Sequential revenue improvement; however, performance impacted by lower client activity

Key financials

in USD mn	2Q19	1Q19	2Q18	Δ 2Q18
Net revenues	455	357	650	-30%
Provision for credit losses	-	8	15	
Total operating expenses	447	443	525	-15%
Pre-tax income/loss (-)	**8**	**-94**	**110**	-93%
Cost/income ratio	**98%**	**124%**	**81%**	
Return on regulatory capital†	**1%**	**n/m**	**14%**	

Key metrics

in USD bn	2Q19	1Q19	2Q18	Δ 2Q18
Risk-weighted assets	27	25	23	18%
Leverage exposure	44	42	44	-

Global advisory and underwriting revenues[1]

in USD mn	2Q19	1Q19	2Q18	Δ 2Q18	Δ 1Q19
Global advisory and underwriting revenues	924	769	1,156	-20%	20%

Key messages

- Results reflect performance improvement since 1Q19 despite the challenging operating environment
  - Top 5 ranking in IPOs and Leveraged Finance in 1H19[2]
  - Revenue momentum, up 27% since 1Q19 (vs. flat Street fees[2])
  - However, advisory revenues reflect lower Street activity[2] and fewer deal closings
- YoY performance negatively impacted by lower market activity, with Street[2] fees down 23% as investor concerns lingered over trade negotiations and slowing GDP growth
- Operating expenses down 15% as a result of lower variable compensation and the completion of our restructuring program

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions 2 Source: Dealogic for the period ending June 30, 2019 (Americas and EMEA only)

CREDIT SUISSE July 31, 2019 34

Global Markets

Growing revenues with positive operating leverage and 11% RoRC†

Key financials

in USD mn	2Q19	1Q19	2Q18	Δ 2Q18
Equities[1]	574	571	571	1%
Fixed Income[1]	1,075	1,006	986	9%
Other	-96	-99	-116	
Net revenues	1,553	1,478	1,441	8%
Provision for credit losses	2	11	13	
Total operating expenses	1,192	1,184	1,279	-7%
Pre-tax income	**359**	**283**	**149**	141%
Cost/income ratio	**77%**	**80%**	**89%**	
Return on regulatory capital†	**11%**	**9%**	**4%**	

Key metrics

in USD bn	2Q19	1Q19	2Q18	Δ 2Q18
Risk-weighted assets	60	58	59	-
Leverage exposure	260	260	268	-3%

Key messages

- PTI of USD 359 mn increased significantly amid challenging market conditions, highlighting strength of our diversified client franchise, reduced funding costs and continued cost controls
- Improved RoRC† of 11% and RoRWA[2] of 17% reflecting successful execution of our strategy
- Higher fixed income revenues led by strong performance in our credit franchise with outperformance in securitized products; ranked #1 in Asset Finance[3] for 1H19
- Stable equities performance reflecting improved cash trading and prime offset by reduced derivatives results
- Disciplined resource management with stable capital usage and lower operating expenses, down 7%

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix 1 Includes sales and trading and underwriting 2 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD 3 Source: Thomson Reuters for the period ending June 30, 2019

CREDIT SUISSE July 31, 2019 35

 Summary  36  July 31, 2019

     After a challenging start, revenue momentum improved towards the end of the quarter  37  July 31, 2019  Group revenuesin CHF terms, indexed to 1001  Note: This information has been derived from management accounts and has not been reviewed by our independent registered public accounting firm1 Indexed to January 2018 revenues  2Q

   Overall, we have been able to continue to grow net income, up 45% YoY in 2Q19  38  July 31, 2019  Net income attributable to shareholdersin CHF mn  +45%

   At our 2018 Investor Day we outlined a path to drive Group returns higher in a challenging revenue environment…  39  July 31, 2019  As per 2018 Investor Day

   …which we are executing on  40  July 31, 2019  Return on tangible equity‡based on CHF  ‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up and down to the nearest whole number

 41  July 31, 2019  We are returning capital to our shareholders whilst maintaining strong capital ratios  1 As of July 30, 2019    Continued strongcapital position  5.3%Tier 1 leverage  12.5%CET1    Dividends  CHF 695 mnpaid out    Share buyback program  CHF 570 mnrepurchased YTD  1

 Outlook  42  July 31, 2019  Healthy levels of client engagement in 3Q19 to date; whether this translates into activity remains dependent on prevailing market conditionsExpecting the usual seasonal slowdown in revenues in 3Q19 as a result of the holiday season in many parts of the worldExpecting global GDP to show continued positive growth for the balance of the year, albeit at lower levels than previously expectedExpecting market sentiment to continue to be impacted by geopolitical uncertainty and punctuated by periods of lower client activity

 Appendix  43  July 31, 2019

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net interest income	419	412	430	-3%
Recurring commissions & fees	202	199	211	-4%
Transaction-based	120	101	116	3%
Other revenues	87	30	-	
Net revenues	828	742	757	9%
Provision for credit losses	10	11	11	
Total operating expenses	462	458	478	-3%
Pre-tax income	**356**	**273**	**268**	33%
Cost/income ratio	**56%**	**62%**	**63%**	

Corporate & Institutional Clients Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net interest income	303	307	309	-2%
Recurring commissions & fees	165	160	175	-6%
Transaction-based	195	187	189	3%
Other revenues	-15	-17	-11	
Net revenues	648	637	662	-2%
Provision for credit losses	-	18	24	
Total operating expenses	350	342	353	-1%
Pre-tax income	**298**	**277**	**285**	5%
Cost/income ratio	**54%**	**54%**	**53%**	

Key metrics

in CHF bn	2Q19	1Q19	2Q18	Δ 2Q18
Net margin in bps	67	53	51	16
Net new assets	1.2	3.3	0.5	
Mandate penetration	33%	33%	32%	
Assets under management	215	211	208	3%
Number of RM	1,290	1,280	1,290	-

Key metrics

in CHF bn	2Q19	1Q19	2Q18	Δ 2Q18
Net new assets	8.9	27.6	0.9	
Assets under management	411	396	356	15%
Number of RM	520	520	530	-2%

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44

International Wealth Management
Private Banking and Asset Management

Private Banking Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net interest income	372	370	394	-6%
Recurring commissions & fees	295	295	313	-6%
Transaction- and perf.-based	310	354	285	9%
Other revenues	12	-	-	
Net revenues	989	1,019	992	-
Provision for credit losses	7	10	5	
Total operating expenses	642	607	640	-
Pre-tax income	**340**	**402**	**347**	-2%
Cost/income ratio	**65%**	**60%**	**65%**	

Asset Management Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Management fees	284	266	270	5%
Performance & placement rev.	30	30	37	-19%
Investment & partnership income	66	102	45	47%
Net revenues	380	398	352	8%
Provision for credit losses	2	-	-	
Total operating expenses	274	277	266	3%
Pre-tax income	**104**	**121**	**86**	21%
Cost/income ratio	**72%**	**70%**	**76%**	

Key metrics

in CHF bn	2Q19	1Q19	2Q18	Δ 2Q18
Net margin in bps	37	45	37	-
Net new assets	5.5	1.3	5.2	
Assets under management	363	356	371	-2%
Mandate penetration	34%	34%	33%	
Net loans	54	53	52	4%
Number of RM	1,180	1,150	1,120	5%

Key metrics

in CHF bn	2Q19	1Q19	2Q18	Δ 2Q18
Net new assets	8.6	-0.5	8.0	
Assets under management	414	405	401	3%

CREDIT SUISSE

July 31, 2019

45

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected Key financials

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Private Banking	437	398	412	6%
Adv., Underwr. and Financing	177	167	152	16%
Net revenues	614	565	564	9%
Provision for credit losses	6	17	6	
Total operating expenses	392	378	390	1%
Pre-tax income	**216**	**170**	**168**	29%
Cost/income ratio	**64%**	**67%**	**69%**	
Return on regulatory capital†	**22%**	**18%**	**22%**	
Risk-weighted assets in CHF bn	27	28	22	23%
Leverage exposure in CHF bn	63	63	60	6%

Markets Key financials

in USD mn	2Q19	1Q19	2Q18	Δ 2Q18
Equity sales & trading	212	199	233	-9%
Fixed income sales & trading	86	92	121	-29%
Net revenues	298	291	354	-16%
Provision for credit losses	-7	-	-	
Total operating expenses	284	278	304	-7%
Pre-tax income	**21**	**13**	**50**	-58%
Cost/income ratio	**95%**	**96%**	**86%**	
Return on regulatory capital†	**3%**	**2%**	**7%**	
Risk-weighted assets in USD bn	10	10	11	-13%
Leverage exposure in USD bn	50	48	59	-14%

Private Banking[1] revenue details

in CHF mn	2Q19	1Q19	2Q18	Δ 2Q18
Net interest income	168	146	158	6%
Recurring commissions & fees	106	107	112	-5%
Transaction-based revenues	163	145	142	15%
Net revenues	437	398	412	6%

† RoRC is a non-GAAP financial measure, see Appendix 1 APAC PB within WM&C

CREDIT SUISSE July 31, 2019 46

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn


3.4
6.4
1.2
5.0
2.8
2Q18
3Q18
4Q18
1Q19
2Q19

NNA growth (annualized)

2Q18	3Q18	4Q18	1Q19	2Q19
7%	12%	2%	10%	**5%**

IWM PB NNA in CHF bn


5.2
3.0
0.5
1.3
5.5
2Q18
3Q18
4Q18
1Q19
2Q19

NNA growth (annualized)

2Q18	3Q18	4Q18	1Q19	2Q19
6%	3%	1%	1%	**6%**

SUB PC NNA in CHF bn


0.5
0.9
-1.1
3.3
1.2
2Q18
3Q18
4Q18
1Q19
2Q19

NNA growth (annualized)

2Q18	3Q18	4Q18	1Q19	2Q19
1%	2%	-2%	7%	**2%**

1 APAC PB within WM&C

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47

 Wealth Management businessesNet and gross margins  Note: For details on calculations see under ‘Notes’ at the end of this Appendix 1 APAC PB within WM&C  IWM PB Net margin in bps  Gross margin in bps  SUB PC Net margin in bps  Gross margin in bps  372  363  360  369  366  208  213  207  210  205  347  340  402  287  298  268  356  273  249  278  992  989  1,019  913  942  757  828  742  730  740  2Q18  2Q19  4Q18  3Q18  1Q19  2Q18  2Q19  4Q18  3Q18  1Q19  2Q18  2Q19  4Q18  3Q18  1Q19  2Q18  2Q19  4Q18  3Q18  1Q19  APAC PB1 Net margin in bps  2Q18  2Q19  4Q18  Gross margin in bps  3Q18  1Q19  205  222  212  Average AuM in CHF bn  204  206  148  165  131  Pre-tax income in CHF mn  133  97  412  437  398  Net revenues in CHF mn  387  358  2Q18  2Q19  4Q18  3Q18  1Q19  48  July 31, 2019

Corporate Center

Corporate Center Key financials

in CHF mn	2Q19	1Q19	2Q18
Treasury results	-208	-118	-5
Asset Resolution Unit	-24	-35	-
Other[1]	48	62	29
Net revenues	-184	-91	24
Provision for credit losses	4	6	-
Compensation and benefits	103	130	74
G&A expenses	89	140	-30
Commission expenses	16	16	21
Total other operating expenses	105	156	-9
Total operating expenses	208	286	65
Pre-tax loss	**-396**	**-383**	**-41**

Corporate Center Key metrics

in CHF bn	2Q19	1Q19	2Q18
Total assets	118	120	101
Risk-weighted assets	49	50	30
Leverage exposure	126	130	103

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	2Q19	1Q19
Net revenues	-24	-35
Provision for credit losses	4	6
Total operating expenses	65	62
Pre-tax loss	**-93**	**-103**
Risk-weighted assets in USD bn	9	12
RWA excl. operational risk in USD bn	7	7
Leverage exposure in USD bn	29	29

Strategic Resolution Unit Key financials

in CHF mn unless otherwise specified	2Q18
Net revenues	-176
Provision for credit losses	-1
Total operating expenses	193
Pre-tax loss	**-368**
Risk-weighted assets in USD bn	21
RWA excl. operational risk in USD bn	10
Leverage exposure in USD bn	39

1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

CREDIT SUISSE
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49

Continuous delivery on structural measures driving RoTE improvement despite adverse revenues during 1H19



Return on tangible equity‡ development – 2Q18 to 2Q19
based on CHF
7%
0.9%
0.6%
1.0%
1.5%
o/w +1.3% tax benefit
11%
-1.2%
10%
2Q18
2Q19 before cost measures & lower revenues
2Q19
Return on tangible equity‡ development – 1H18 to 1H19
based on CHF
7%
1.0%
0.9%
0.9%
0.8%
o/w +0.9% tax benefit
11%
-2.1%
9%
1H18
ARU run-off 1
Lower funding costs 2
Restructuring expenses 3
Tax, litigation & Other 4
1H19 before cost measures & lower revenues
Revenue decline net of productivity & cost savings 5
1H19

‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up and down to the nearest whole number 1 Excludes restructuring and litigation expenses and lower funding costs 2 Includes impact from funding cost savings in the ARU and from funding instruments volatility 3 Includes expenses related to real estate disposals 4 Includes provision for credit losses, fair value gains / losses from debit valuation adjustments (DVA) on deferred compensation and impact from higher average tangible shareholders' equity 5 Excludes impact from ARU run-off on revenues before funding costs

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50

 51  Tangible book value per share broadly stable at CHF 15.44  July 31, 2019  Tangible book value per share (TBVPS)‡in CHF  Key messagesTangible book value per share development during 2Q19 reflects growth from net income generated for the quarter and the re-measurement of the Group’s pension assets and liabilities, offset by the payment of annual dividends and adverse movements, primarily from the strengthening of the CHF against the USDShare-count stable at 2,507.8 million as a reduction of 17 million from our share-buyback program was offset by impacts related to share-based compensation  ‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix1 Includes net impact related to share-based compensation awards and net gains from the re-measurement of the Group’s pension assets and liabilities, relating to the introduction of the new Swiss defined contribution plan2 Reflects impact on tangible shareholders’ equity from own credit movements via other comprehensive income and tax expenses related to own credit movements          2  1

Currency mix & Group capital metrics

Credit Suisse Group results

	2Q19 LTM in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Group results						
Net revenues	20,657	24%	49%	11%	3%	13%
Total expenses[1]	17,027	31%	36%	4%	10%	19%
Swiss Universal Bank						
Net revenues	5,569	75%	16%	5%	1%	3%
Total expenses[1]	3,356	82%	12%	2%	2%	2%
International Wealth Management						
Net revenues	5,453	16%	57%	18%	2%	7%
Total expenses[1]	3,698	44%	27%	9%	7%	13%
Asia Pacific						
Net revenues	3,255	2%	38%	4%	2%	54%
Total expenses[1]	2,622	6%	12%	-%	2%	80%
Global Markets						
Net revenues	5,033	4%	68%	14%	7%	7%
Total expenses[1]	4,683	4%	60%	5%	22%	9%
Investment Banking & Capital Markets						
Net revenues	1,815	-%	90%	6%	2%	2%
Total expenses[1]	1,727	3%	74%	6%	13%	4%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 2Q19 LTM, the sensitivities are:

- USD/CHF impact on LTM pre-tax income by CHF +391 / - 391 mn
- EUR/CHF impact on LTM pre-tax income by CHF +152 / -152 mn

Currency mix capital metric[3]



13%
6%
6%
7%
5%
12%
43%
44%
27%
44%
44%
47%
USD
CHF
CET1 capital [4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0.6 bps / -0.7 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.13 for the 2Q19 LTM results
3 Data based on June 2019 month-end currency mix and on a "look-through" basis 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE July 31, 2019 52

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items

Group in CHF mn	1H19	1H18	1H17	1H16
Total operating expenses reported	**8,498**	**9,004**	**9,352**	**9,909**
Restructuring expenses	-	-319	-206	-346
Major litigation provisions	-35	-140	-130	-
Expenses related to real estate disposals	-51	-	-	-
Expenses related to business sales	-	-1	-	-
Debit valuation adjustments (DVA)	-32	13	-43	104
Total operating cost base adjusted	**8,380**	**8,557**	**8,973**	**9,667**
FX adjustment	-68	-	5	-89
Total operating cost base adjusted at constant FX*	**8,312**	**8,557**	**8,978**	**9,578**

GM in USD mn	2018	2017	2016	2015
Net revenues reported	**5,115**	**5,662**	**5,575**	**7,124**
Net revenues adjusted	**5,115**	**5,662**	**5,575**	**7,124**
Provision for credit losses	**24**	**32**	**-4**	**11**
Total operating expenses reported	**4,922**	**5,172**	**5,522**	**9,004**
Goodwill impairment	-	-	-	-2,690
Restructuring expenses	-246	-154	-220	-97
Major litigation provisions	-10	-	-7	-240
Expenses related to business sales	-	-8	-	-
Total operating expenses adjusted	**4,666**	**5,010**	**5,295**	**5,977**
Pre-tax income/loss (-) reported	**169**	**458**	**57**	**-1,891**
Total adjustments	256	162	227	3,027
Pre-tax income adjusted	**425**	**620**	**284**	**1,136**

* Adjusted operating cost base at constant 2018 FX rates; see Notes page

CREDIT SUISSE

July 31, 2019

53

Notes  54  July 31, 2019  General notesThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessSpecific notes* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. ‡ Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-2Q16, tangible equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders’ equity of CHF 44,962 mn as presented in our balance sheet. For end-2Q17, tangible equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders’ equity of CHF 43,493 mn as presented in our balance sheet. For end-2Q18, tangible equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 43,470 mn as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders’ equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders’ equity of CHF 43,673 mn as presented in our balance sheet. Shares outstanding were 2,550.0 mn at end-2Q18, 2,507.8 mn at end-1Q19 and 2,507.8 mn at end-2Q19.AbbreviationsAdv. = Advisory; AES = Advanced Execution Services; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1; Corp. = Corporate(s); Corp. Ctr. = Corporate Center; DVA = Debit Valuation Adjustments; E = Estimate; e.g. = for example; EMEA = Europe, Middle East & Africa; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General & Administrative; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IMF = International Monetary Fund; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; LevFin = Leveraged Finance; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; Mgmt. = Management; n/m = not meaningful; NII = Net interest income; NNA = Net New Assets; o/w = of which; PB = Private Banking; PC = Private Clients; perf. = performance; pp. = percentage point; PTI = Pre-tax income; QoQ = Quarter on quarter; rev. = revenues; RM = Relationship Manager; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SMI = Swiss Market Index; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; (U)HNW = (Ultra) High Net Worth; Underwr. = Underwriting; VaR = Value at Risk; WM&C = Wealth Management & Connected; YoY = Year on year; YTD = Year to Date

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: July 31, 2019
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer